Exhibit 12

PrivateBancorp, Inc.
Computation of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2013		2012		2011		2010		2009	2008
Earnings:
Income (loss) before income taxes	$90,831		$132,417		$70,200		$64		$(50,380)	$(153,993)
Fixed charges, excluding interest on deposits	15,749		24,289		23,947		32,931		42,112	38,277
Earnings before fixed charges, excluding interest on deposits	106,580		156,706		94,147		32,995		(8,268)	(115,716)
Interest on deposits	20,520		42,814		50,072		74,037		111,616	176,710
Earnings before fixed charges, including interest on deposits	$127,100		$199,520		$144,219		$107,032		$103,348	$60,994

Fixed Charges:
Interest expense, excluding interest on deposits	$15,749		$24,289		$23,947		$32,931		$42,112	$38,277
Interest on deposits	20,520		42,814		50,072		74,037		111,616	176,710
Total fixed charges, including interest on deposits	$36,269		$67,103		$74,019		$106,968		$153,728	$214,987

Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$15,749		$24,289		$23,947		$32,931		$42,112	$38,277
Preferred stock dividends	—		13,368		13,690		13,607		12,443	546
Total fixed charges and preferred stock dividends, excluding interest on deposits	15,749		37,657		37,637		46,538		54,555	38,823
Interest on deposits	20,520		42,814		50,072		74,037		111,616	176,710
Total fixed charges and preferred stock dividends, including interest on deposits	$36,269		$80,471		$87,709		$120,575		$166,171	$215,533

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	6.77	x	6.45	x	3.93	x	1.00	x	(a)	(a)
Including interest on deposits	3.50	x	2.97	x	1.95	x	1.00	x	(a)	(a)

Ratio of Earnings to Fixed Charges and Preferred Dividends:
Excluding interest on deposits	6.77	x	4.16	x	2.50	x	(a)		(a)	(a)
Including interest on deposits	3.50	x	2.48	x	1.64	x	(a)		(a)	(a)

(a) Ratios for the periods indicated were less than one, as earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for each affected period is presented below. The amount is the same whether including or excluding interest on deposits (dollars in thousands).

Coverage deficiency - earnings to fixed charges							—		$(50,380)	$(153,993)
Coverage deficiency - earnings to fixed charges and preferred stock dividends							$(13,543)		$(62,823)	$(154,539)